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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                           SCHEDULE13G (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                 (AMENDMENT NO.   )

                                 UPBANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   915298 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 RICHARD K. OSTROM, 4753 NORTH BROADWAY, CHICAGO, ILLINOIS 60640; 773-989-5701
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 30, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /x/  Rule 13d-1(b)

         / /  Rule 13d-l(c)

         / /  Rule 13d-1(d)

                               (Page 1 of 6 Pages)

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--------------------------                              ------------------------
CUSP No.    915298 10 3                 13G               Page 2  of  6  Pages
--------------------------                              ------------------------

-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS      Upbancorp, Inc. Pension Plan for Employees
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                   (b)  / /
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION  an employee benefit plan maintained by a U.S. national bank for its
                                          employees
-------------------------------------------------------------------------------
  NUMBER OF       5.  SOLE VOTING POWER               48,400
   SHARES       ---------------------------------------------------------------
BENEFICIALLY      6.  SHARED VOTING POWER             - 0 -
  OWNED BY      ---------------------------------------------------------------
    EACH          7.  SOLE DISPOSITIVE POWER          48,400
 REPORTING      ---------------------------------------------------------------
PERSON WITH       8.  SHARED DISPOSITIVE POWER         - 0 -
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     48,400
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                                    / /
-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         5.8 %
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON   EP
-------------------------------------------------------------------------------

                               (Page 2 of 6 Pages)

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ITEM 1(a).   NAME OF ISSUER
             UPBANCORP, INC.
             -------------------------------------------------------------------

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             4753 NORTH BROADWAY, CHICAGO, ILLINOIS 60640
             -------------------------------------------------------------------

ITEM 2(a).   NAME OF PERSON FILING:
             UPBANCORP, INC. PENSION PLAN FOR EMPLOYEES
             -------------------------------------------------------------------

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             4753 NORTH BROADWAY, CHICAGO, ILLINOIS 60640
             -------------------------------------------------------------------

ITEM 2(c).   CITIZENSHIP:
             AN EMPLOYEE BENEFIT MAINTAINED BY A U.S. NATIONAL BANK FOR ITS EMPLOYEES
             -------------------------------------------------------------------

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
             COMMON STOCK
             -------------------------------------------------------------------

ITEM 2(e).   CUSIP NUMBER:
                      915298 10 3
             -------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) / / Broker or dealer registered under Section 15 of the Exchange
                 Act.

         (b) / / Bank as, defined in Section 3(a)(6) of the Exchange Act.

         (c) / / Insurance company as defined in Section 3 (a) (19) of the Exchange Act.

         (d) / / Investment company registered under Section 8 of the Investment Company Act.

         (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)
                 (ii)(E);

         (f) /x/ An employee benefit - plan or endowment fund in accordance with Rule 13d-l(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with Rule 13d-I (b) (1) (ii)(G);

         (h) / / A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3 (c) ( 14) of the Investment Company Act;

         (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii (J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


                               (Page 3 of 6 Pages)

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         (a) Amount beneficially owned:
                                      48,400
             ------------------------------------------------------------------

         (b) Percent of class:

             -------------------------------------------------------------------

         (c) Number of shares as to which such person has:

             -------------------------------------------------------------------

         (i) Sole power to vote or to direct the vote           48,400
                                                      --------------------------
        (ii) Shared power to vote or to direct the vote          - 0 -
                                                        ------------------------
       (iii) Sole power to dispose or to direct the disposition of    48,400
                                                                  --------------
         (iv)     Shared power to dispose or to direct the disposition of - 0 -
                                                                         -------

         The shares are held by the Upbancorp, Inc. Pension Plan for Employees (the "Plan") which is administered by a committee of four individuals (Richard
K. Ostrom, James E. Heraty, Stephen W. Edwards and Marvin L. Kocian). The information with respect to the committee members is as follows: (a) Richard K. Ostrom; (b) 4753 North Broadway, Chicago, Illinois 60640; (c) Chairman of the Board, President and Chief Executive Officer of the Issuer; (d) N/A; (e) N/A; and (f) a U.S. citizen; (a) James E. Heraty; (b) 5245 Washington Street, Skokie, Illinois 60077; (c) Consultant to the temporary help industry since 1996 and a director of the Issuer; (d) N/A; (e) N/A; and (f) a U.S. citizen; (a) Stephen W. Edwards; (b) 61 Briar Road, Golf, Illinois 60029-0028; (c) Consultant, Planned Futures, Inc. and a director of the Issuer; (d) N/A; (e) N/A; and (f) a U.S. citizen; and (a) Marvin L. Kocian; (b) 157 Woodstock Avenue, Kenilworth, Illinois 60043; (c) President of Komar Screw Corporation and a director of the Issuer; (d) N/A; (e) N/A; and (f) a U.S. citizen.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of in e percent of the class of securities check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.



                               (Page 4 of 6 Pages)

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         All of the shares (48,400 -- 5.8 %) referred to in row 11 of page 2 are held by the Plan which is an employee benefit plan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         If a parent holding company or control person has filed this schedule, pursuant to Rule 13d- 1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d01(c) or 13d-1(d), attach an exhibit stating the identification this schedule pursuant to Rule 13d of the relevant subsidiary.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         If a group has filed this schedule pursuant to Rule 13d-1(b) (1) (ii)
(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d1I (d), attach an exhibit stating the identity of each member of the group.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               (Page 5 of 6 Pages)

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      July 3, 2001
                                    --------------------------------------------
                                                        (Date)

                                                 /s/  Richard K. Ostrom
                                    --------------------------------------------
                                                      (Signature)


                                    Upbancorp, Inc. Pension Plan for Employees
                                    Richard K. Ostrom, Chairman of the Board
                                    --------------------------------------------
                                                      (Name/Title)




                               (Page 6 of 6 Pages)